UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES ACT OF 1933 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.


Commission file number 33-61474-07

ADVANTA Home Equity Loan Trust 1998-3
(Exact name of registrant as specified in its charter)


c/o Bankers Trust Company
4 Albany Street
New York, NY   10015
(212) 250-2500

ADVANTA Mortgage Loan Asset-Backed Certificates,
Series 1998-3, Class A-1and Class A-2
(the "Certificates")
(Title of each class of securities covered by this Form)


     None
(Titles of all other classes of securities for which a duty to file reports under section
13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend duty to file reports:

Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(1)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(1)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(2)      [  ]
Rule 12g-4(a)(      [  ]      Rule 12h-3(b)(2)      [  ]
                              Rule 15d-6            [X]


Approximate number of holders of record as of the certification or notice date:  18

         Pursuant to the requirements of the Securities
Exchange Act of 1934, the ADVANTA Mortgage Loan
Trust 1998-1 has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person:

ADVANTA Mortgage Corp., USA,
as Master Servicer and on behalf of

ADVANTA  Mortgage Loan Trust 1998-3
                 Registrant


BY;      /s/ H. John Berens
              H. John Berens
              Senior Vice President
              Advanta Mortgage



August 19, 1999